# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blackstone Private Multi-Asset Credit & Income Fund, CIK 0002032432
CUSIP: 09263L304
Title of class of securities: Class I Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 345 Park Avenue, New York, New York (NY), 10154
Date of event which requires filing of this statement: 12/30/2025
Filed by CIK 0001464695
Persons authorized to receive notices and communications: Kevin Michel, Blackstone Private Credit Strategies LLC, 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000; Lucie Enns, Blackstone Private Credit Strategies LLC, 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000

## Reporting persons
- Blackstone Private Credit Strategies LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,666,666.67; shared voting power 0; sole dispositive power 1,666,666.67; shared dispositive power 0; aggregate amount beneficially owned 1,666,666.67 (4.9% of the class)
- Blackstone Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,666,666.67; shared voting power 0; sole dispositive power 1,666,666.67; shared dispositive power 0; aggregate amount beneficially owned 1,666,666.67 (4.9% of the class)
- Blackstone Holdings I/II GP L.L.C. (CIK 0001464695): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,666,666.67; shared voting power 0; sole dispositive power 1,666,666.67; shared dispositive power 0; aggregate amount beneficially owned 1,666,666.67 (4.9% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,666,666.67; shared voting power 0; sole dispositive power 1,666,666.67; shared dispositive power 0; aggregate amount beneficially owned 1,666,666.67 (4.9% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,666,666.67; shared voting power 0; sole dispositive power 1,666,666.67; shared dispositive power 0; aggregate amount beneficially owned 1,666,666.67 (4.9% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,666,666.67; shared voting power 0; sole dispositive power 1,666,666.67; shared dispositive power 0; aggregate amount beneficially owned 1,666,666.67 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Common Shares of Beneficial Interest
Name of issuer: Blackstone Private Multi-Asset Credit & Income Fund
Address of issuer's principal executive offices: 345 Park Avenue, New York, New York (NY), 10154
Comment:
This Amendment No. 1 ("Amendment No. 1") amends and restates the initial Schedule 13D filed with the Securities and Exchange Commission on May 2, 2025 (as amended, the "Schedule 13D") relating to the Class I Common Shares of beneficial interest ("Class I Shares") of Blackstone Private Multi-Asset Credit and Income Fund (the "Issuer"). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

This Amendment No. 1 is being filed to update the aggregate percentage of the Class I Shares owned by the Reporting Persons due to dilution caused by the Issuer's issuance of additional Class I Shares from time to time since the date of the filing of the initial Schedule 13D and not in connection with a disposition of any Class I Shares by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 (a) and (e) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

As of December 30, 2025, Blackstone Private Credit Strategies LLC directly holds 1,666,666.667 Class I Shares. Calculation of the percentage of Class I Shares beneficially owned is based on 33,346,795.367 Class I Shares outstanding as of December 30, 2025 as disclosed by the Issuer to the Reporting Persons.

The aggregate number and percentage of Class I Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Blackstone Holdings I L.P. is the sole member of Blackstone Private Credit Strategies LLC. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each Reporting Person may be deemed to beneficially own the Class I Shares directly held by Blackstone Private Credit Strategies LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class I Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Class I Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of December 30, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer's Class I Shares. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Signatures
- Blackstone Private Credit Strategies LLC: /s/ Lucie Enns, Lucie Enns, Authorized Signatory (12/31/2025)
- Blackstone Holdings I L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary of Blackstone Holdings I/II GP L.L.C., its general partner (12/31/2025)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (12/31/2025)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (12/31/2025)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (12/31/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (12/31/2025)